Exhibit 99.1

CONSOLIDATED BALANCE SHEETS

(Thousands of Canadian dollars)

	March 31 2006	December 31 2005
	(unaudited)	(audited)
Assets
Current assets
Cash and short-term investments	$19,891	$11,798
Accounts receivable	6,582	8,968
Prepaid expenses	614	774
	$27,087	$21,540
Nova Scotia offshore term deposits	14,421	14,421
Petroleum and natural gas properties (Note 5)	153,247	150,384
	$194,755	$186,345
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$9,560	$15,754
Revolving production loan (Note 2)	5,084	12,851
	14,644	28,605
Convertible preferred shares (Note 3)	15,193	0
Future income taxes	11,866	8,638
Asset retirement obligation	8,592	8,302
	50,295	45,545
Shareholders’ equity
Share capital (Note 4)	137,066	135,815
Equity component of preferred shares (Note 4)	2,320	0
Contributed surplus	7,055	6,391
Deficit	(1,981)	(1,406)
	144,460	140,800
	$194,755	$186,345

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(unaudited)

(Thousands of Canadian dollars except per share amount)

	Three Months Ended March 31
	2006	2005
Revenue
Oil and gas	$13,613	$10,274
Transportation	(190)	(154)
Royalties, net of royalty tax credit	(2,925)	(1,746)
	10,498	8,374
Expenses
Production and operating	1,752	1,524
Depletion, accretion and amortization	5,930	4,951
Interest on bank debt	337	235
General and administrative	1,815	1,289
Stock based compensation	1,079	199
	10,913	8,198
Net income (loss) from operations	(415)	176
Interest and other income	151	75
Income (loss) before income taxes	(264)	251
Provision for income taxes
Future	269	88
Capital	42	58
	311	146
Net income (loss)	(575)	105
Deficit at beginning of period	(1,406)	(4,462)
Deficit at end of period	$(1,981)	$(4,357)
Income per common share	$0.00	$0.00
Diluted income per common share	$0.00	$0.00

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(Thousands of Canadian dollars)

	Three Months Ended March 31
	2006	2005
Cash provided by (used in):
Operating activities
Net income (loss)	$(575)	$105
Items not requiring cash outlay
Depletion and amortization	5,930	4,951
Future income taxes (reduction)	269	88
Stock based compensation expense	1,079	199
Accretion expense for preferred shares	58	0
Amortization of loan placement fees	0	0
Cash flow from operations	6,761	5,343
Net change in non-cash working capital	(1,212)	95
	5,549	5,438
Financing activities
Issue of shares	3,795	75
Convertible preferred share issue	17,455	0
Increase (repayment) of revolving production loan	(7,767)	350
	13,483	425
Investing activities
Exploration and development expenditures	(8,503)	(5,447)
Change in non-cash working capital	(2,436)	(799)
	(10,939)	(6,246)
Increase (decrease) in cash position for the period	8,093	(383)
Opening cash position	11,798	1,725
Closing cash position	$19,891	$1,342
Interest paid during period	$337	$235
Taxes paid during period	$0	$0

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands except per share amount)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of Canadian Superior Energy Inc. have been prepared by management in accordance with the accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2005. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Corporation’s annual report for the year ended December 31, 2005.

NOTE 2: REVOLVING PRODUCTION LOAN

At March 31, 2006 the Corporation had a demand revolving production loan facility (the “facility”) with a Canadian chartered bank of $25.0 million of which it had drawn $5.1 million. The facility bears interest at prime plus 1.0%. The facility is secured by a $100 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires, and is up for renewal on April 30, 2006. The Corporation is currently in negotiations to extend or renew this facility.

NOTE 3: CONVERTIBLE PREFERRED SHARES

On February 1, 2006, the Corporation completed a private placement in the amount of US $15,000,000 by way of the issuance of Units consisting of 5% US Cumulative Redeemable Convertible Preferred Shares (the “Preferred Shares”) and Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US $2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events. 15,000 Units, each consisting of 10 US $100 Preferred Shares, along with 1,200,000 Common Share Purchase Warrants are being issued to West Coast Asset Management, Inc. The Warrants comprising part of the Units are exercisable for a period of thirty-six (36) months from the date of issue at an exercise price of US $3.00 per Common Share.

NOTE 4: SHARE CAPITAL

a)              Issued:

The Corporation’s authorized share capital consisted of an unlimited number of common shares and preferred shares.

	Number	Amount
Common shares balance as at December 31, 2005	119,135	$135,650
Issued upon exercise of stock options	648	1,063
Issued for cash	1,000	2,376
Issue for settlement of a lawsuit	261	711
Issued for preferred share dividend	64	165
Issue costs, net of future tax reduction of $44,000	—	(86)
Tax effect on 2005 flow through share issue	—	(3,002)
Common shares balance as at March 31, 2006	121,108	$136,877

	Number	Amount
Preferred shares balance as at December 31, 2005	—	$0
Warrant equity on preferred shares	—	351
Conversion equity on preferred shares	—	1,969
Preferred shares balance as at March 31, 2006	—	$2,320

b)             Purchase warrants issued:

	Number	Amount
Balance as at December 31, 2005	2,750	$165
Issued February 9, 2006	500	24
Balance as at March 31, 2006	3,250	189
Share Capital at March 31, 2006	—	$139,386

On February 9, 2006, The Corporation completed a private placement financing consisting of 1.0 million Units at a price of $2.40 per Unit for gross proceeds of $2.4 million. Each Unit consists of one Common Share and one-half of one Common Share Purchase Warrant. The Warrants comprising part of the Units are exercisable until December 31, 2006 at an exercise price of $2.80 per Common Share.

c)              Stock options:

The Corporation has a stock option plan for its directors, employees and consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date. An option’s maximum term is ten years.

	March 31, 2006		December 31, 2005
	Number of	Weighted	Number of	Weighted
	Options	Average Price	Options	Average Price
Balance, beginning of period	9,488	$1.83	7,371	$1.66
Prior period option reinstatement	—	—	200	0.80
Forfeited	(16)	1.65	(613)	1.82
Exercised	(648)	1.00	(852)	1.22
Granted	1,278	2.51	3,382	2.11
Balance, end of period	10,102	$1.97	9,488	$1.83

A modified Black-Scholes option pricing model, with the following weighted average assumptions for the three months ended March 31, 2006, was used to estimate the fair value of options on the date of the grant, for inclusion as stock-based compensation expense. The fair value of the stock based compensation is amortized over the vesting period of the options.

Risk free interest rate (%)	4.00
Expected lives (years)	10
Expected volatility (%)	51-52
Dividend per share	0.00

The grant date weighted average fair value of options issued during 2006 was $1.62 per option.

NOTE 5: PETROLEUM AND NATURAL GAS PROPERTIES

	Canada	Trinidad	Total
Petroleum and natural gas properties and equipment (Dec 31, 2005)	$202,408	$15,394	$217,802
Less: accumulated depreciation, depletion and amortization	(67,418)	—	(67,418)
Balance December 31, 2005	$134,990	$15,394	$150,384

Additions to March 31, 2006	7,469	1,034	8,503
Asset Retirement Obligation	139	—	139
Less: accumulated depreciation, depletion amortization (net of accretion expense of $151,000)	(5,779)	—	(5,779)
Balance March 31, 2006	$136,819	$16,428	$153,247

At March 31, 2006, the Corporation has excluded $45,715,000 (2005 – $42,777,000) of oil and gas properties relating to unproved properties from costs subject to depletion, including $16.4 million (2005 – $15.4 million) relating to its interests in Trinidad and Tobago. General and administrative expenses totaling $2,027,000 (2005 – $5,937,000), of which $371,000 (2005 – $965,000) pertained to the Nova Scotia project, that were directly related to exploration and development activities.

NOTE 6: RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2006, the Corporation paid $115,000 (2005 - $140,000) at commercial terms for aircraft rentals at commercial terms to a company controlled by an officer and director of the Corporation.

NOTE 7: RISK MANAGEMENT

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

At March 31, 2006, the Corporation had no contracts in place.

During the three months of 2006, the Corporation’s hedging activities resulted in a gain of $265,000 which was recorded as an increase in oil and gas revenues during the period.